UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Juno Therapeutics, Inc.

File No. 001-36781 -CF#33492

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Juno Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016.

Based on representations by Juno Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4(C)	through October 16, 2019
Exhibit 10.5(B)	through January 15, 2023
Exhibit 10.10(B)	through February 20, 2023
Exhibit 10.29(B)	through December 9, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary